**EXHIBIT D**
**SPRINGER COLLECTIONS, INC.**
**REVENUE SHARING PROMISSORY NOTE AGREEMENT**

## REVENUE SHARING PROMISSORY NOTE AGREEMENT
## SPRINGER COLLECTIONS, INC.


_____                                                    _____, 2019

Minneapolis, Minnesota

This Revenue Sharing Promissory Note Agreement (the "Agreement" or "Note") is between Springer Collections, Inc., a Minnesota Corporation ("Borrower" or "Company") and the individual or entity indicated on the signature page to this Agreement ("Subscriber").

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*"), OR UNDER ANY SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. THIS OFFERING IS MADE PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING THEREUNDER.**

**A SUBSCRIBER SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION, AND, THEREFORE, CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.** THERE IS NO OBLIGATION OF THE COMPANY TO REGISTER NOTES UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION. TRANSFER OF THE NOTE IS ALSO RESTRICTED BY SECURITIES REGULATIONS AND APPLICABLE LAW.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT BELOW.** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED THE OFFERING MATERIALS (AS DEFINED HEREIN) SPEAK AS OF THEIR DATE.


**Background**


Subscriber understands that the Company, is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated on or about December 4, 2019, as amended, filed by the Company with the SEC (the "***Form C***") and the Exhibits thereto (collectively the "***Offering Materials***"). The Company is offering to both accredited and non-accredited Revenue Sharing Promissory Notes with values of $1,000.00 or $2,000.00 in principal (the "***Purchase Price***"). The Notes have the relative rights, preferences, privileges and priorities specified below and in this Form C. The minimum amount or target amount to be raised in the Offering is $50,000 (the "***Target Offering Amount***") and the maximum amount to be raised in the offering is $499,999.00 (the "***Maximum Offering Amount***"). No oversubscription of the Offering will be allowed. The Company is offering the Notes to prospective investors through the Silicon Prairie Online crowdfunding portal (the "***Portal***"). The Portal is registered with the Securities and Exchange Commission (the "***SEC***"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

1. **Acceptance of Subscription; Subscriber Cancellation.** Subscriber understands and agrees that this subscription is made subject to the following terms and conditions:
    (a) The Board of Directors shall have the right to review the suitability of any person desiring to purchase a Revenue Sharing Promissory Note with the Company;
    (b) The Board of Directors shall have the right, in its sole and absolute discretion, to reject this subscription, in whole or in part, and the subscription shall be deemed to be accepted by the Board of Directors only when Subscriber's Note has been countersigned by Company;
    (c) The Board of Directors shall have no obligation to accept subscriptions in the order received;
    (d) Subscriber further understands that during and following termination of the Offering, the Company may undertake offerings of other securities; and
    (e) Subscriber has up to 48 hours before the campaign end date described in the Form C to cancel the purchase and get a full refund. and
    (f) Subscriber hereby agrees to the use of electronic signatures for purposes of this Note.

2. **Conditions to Closing.** The Board of Directors' obligations hereunder are subject to acceptance by the Board of Directors of Subscriber's subscription for the Note and to the fulfillment, prior to or at the time of closing, of each of the following conditions:
    (a) The representations and warranties of Subscriber contained in this Agreement shall be true and correct at the time of closing; and
    (b) All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to The Board of Directors and the Company, and The Board of Directors, the Company shall have received all such counterpart originals or certified or other copies of such documents as The Board of Directors may request.
3. **Agreement to Pay**.   For value received, Company promises to pay to the order of Subscriber at such place as Subscriber may from time to time designate in writing, the principal sum indicated on the signature page, together with the interest amounts indicated in Section 4, ("Interest Rate"), payable in lawful money of the United States of America which shall be legal tender for public and private debts at the time of payment. Company agrees that the principal balance owing and interest accrued on this Note at any time shall be evidenced by endorsements or by Subscriber's records reflecting such advancement and that such evidence shall be rebuttable presumptive evidence of the principal balance owing and interest accrued.

4. **Interest Rate**.   Company promises to pay Interest on the Principal amounts, in the amounts indicated below:


    (a) The Subscriber, by the Maturity Date, and except in the event of a Dissolution of

Company, will receive not less than 1.5 times the original principal balance in Revenue Share payments over the life of the Note.

(b) The Subscriber, by the Maturity Date, may receive no more than 2.0 times the original principal balance in Revenue Share payments over the life of the Note.

(c) Revenue Share payments include both principal and interest.

5. **Monthly Payments.** Payments on the Note, consisting of both principal and interest, will be made to Subscriber on the last day of each month, beginning with the last day of the month after the month in which this Note is considered effective. The Monthly Payment amount for the Note shall be calculated as follows:

(a) Provided the Offering is fully subscribed, $499,999.00 will have been invested in the Company. When fully subscribed, all investors in the Offering will receive a pro-rata share of 10% of the Net Revenue of the Company as calculated on a monthly basis. If the Offering is not fully subscribed, then such 10% of Net Revenue will be pro-rated such that the numerator is the dollar value of Investors in the Offering and the denominator is $499,999.00 (the fully subscribed Offering amount). By way of example, if only $200,000.00 has been invested in the Offering, then the amount that the Investors will split on a monthly basis is 200,000.00/499,999.00 40%, 40% X 10% is 4% of Company Net Revenue. In no event will the Net Revenue split by Investors exceed 10% of Net Revenue of the Company.

(b) Net Revenue of the Company means amounts collected by the Company from consumers (Gross Revenue) less any fees and amounts paid to customers/clients of Company for debts collected. Put another way, Net Revenue is the fee amount Company retains after collecting a debt for a customer/client.

(c) Net Revenue of the Company will be calculated on a monthly basis based on the immediately preceding calendar month (e.g. May's calculation is based on the Company's profit and loss for April). The calculation of Net Revenue and the amount to be paid to Subscriber (the "Revenue Share Amount") will be available on or before the 20th day of each month. Subscriber will receive his/her/its Revenue Share Amount on the last day of each calendar month.

6. **Maturity Date.** Subscriber will receive a Revenue Share Amount monthly until the Maturity Date of the Note. The Maturity Date of the Note is the sooner of:

(a) Five Years from the effective date of the Note. On or before the five year date, Subscriber will have received Revenue Share Amounts equaling 1.5 times the principal amount invested, with any final amount paid on or before the five year date. Upon payment of the final Revenue Share Amount, the Investor Note will be considered paid in full.

(b) When Revenue Sharing Amounts equal 2.0 times the principal amount invested, which is the maximum principal and interest which may be paid under the Note. If this maturity date occurs, this Note will be considered paid in full on the date of the last Revenue Share Amount payment. The final payment may be less than the Subscribers actual pro-rata share of Net Revenue for the final month, as calculated by the Company.

(c) The Note shall always bear an interest rate equal to the minimum amount required by the Internal Revenue Service (the "Interest Rate").

7. **Promissory Note Payments if Company is Dissolved.**   Promissory Notes will be treated as an unsecured debt of the Company during a dissolution and the Maturity Date of such Note will be accelerated to the date of dissolution of the Company.   In the event of dissolution of the Company, as defined by Minnesota Statute, the total Revenue Share Amount due to the Subscriber (in the aggregate taking into account all past payments to the Subscriber) will be the lesser of: (a) 1.5 times the principal balance of the Note, or (b) the pro-rata share for such Subscriber of the assets remaining to pay unsecured creditors of Company, if less.

8. **Promissory Note Payments if Company experiences a Change in Control.**  If there is a change in control of the Company, the prospective buyer, at least five (5) days prior to the closing date of the transaction, must provide the Subscriber with notice of Buyer's election to do one of the following:

(1)  Assume all of the Company's obligations under the Note, in which case the Note shall be assumed by Buyer at closing and shall continue in accordance with its terms unchanged.

(2)  Accelerate the Maturity Date in Section 6 to the closing date, in which case the Subscriber will be entitled to receive an amount equal to the difference between 2.00 times the principal of the Note, and the amounts already paid as Revenue Share Amounts to the Subscriber.

A change of control means that 60.00% or more of the issued and outstanding stock or assets of the Company have changed to new ownership, including, in the case of a stock transaction, 40.00% or more of the Class A Voting Stock.   For the avoidance of doubt, a transfer of only Class B Preferred Stock will not qualify as a change of control.

9. **Loan**.   Company desires to borrow from Subscriber the face amount of this Note (the "Loan").  Company acknowledges and agrees that the full amount of the Loan will be advanced to Company in one lump sum upon execution of this Note.

10. **Default Rate**.   Upon the occurrence of an Event of Default (as hereinafter defined) the interest rate shall thereafter increase and shall be payable on the whole of the unpaid principal balance at a rate equal to ten percent (10%) per annum (hereinafter referred to as the "Default Rate"). The increase in the interest rate upon the occurrence of an Event of Default shall be applicable whether or not Subscriber has exercised its option to accelerate the maturity of this Note and declared the entire unpaid principal indebtedness to be due and payable. The Default Rate shall continue until such Event of Default is cured, payment in full of all indebtedness evidenced by this Note, or completion of all foreclosure proceedings and redemption periods, whichever shall occur first.

11. **Representations and Warranties**.   In connection with Subscriber's purchase of the Note, Subscriber makes the following representations and warranties on which The Board of Directors and the Company are entitled to rely:

  (a)  Subscriber has received, read and understands the Offering Materials. No representations or warranties have been made to Subscriber by the Company, The Board of Directors or any agent of such persons, other than as set forth in this Agreement.
  (b)  Subscriber is acquiring the Note solely for Subscriber's own account and not directly or indirectly for the account of any other person whatsoever (or, if Subscriber is acquiring the Note as a trustee, solely for the account of the trust or trust account named herein) for

investment and not with a view to, or for sale in connection with, any distribution of the Note. Subscriber does not have any contract, undertaking or arrangement with any person to sell, transfer or grant a participation to any person with respect to the Note.

(c) Subscriber has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of the investment evidenced by Subscriber's purchase of the Note, and Subscriber is able to bear the economic risk of such investment including the risk of complete loss.

(d) Subscriber has had access to such information concerning the Company as Subscriber deems necessary to enable Subscriber to make an informed decision concerning the purchase of the Note. Subscriber has had access to the Company and the opportunity to ask questions of, and receive answers satisfactory to Subscriber from, such Board of Directors concerning the offering of the Note and the Company generally. Subscriber has obtained all additional information requested by Subscriber to verify the accuracy of all information furnished in connection with the offering of the Note.

(e) Subscriber understands that the Note has not been registered under the United States Securities Act of 1933, as amended (the "Securities Act") or any securities law of any state of the United States or any other jurisdiction, in each case in reliance on an exemption for private offerings, and Subscriber acknowledges that Subscriber is purchasing the Note without being furnished any offering literature or prospectus other than the Offering Materials.

(f) Subscriber represents that either:
   i. Subscriber's net worth or annual income is less than $107,000 and that the amount Subscriber is investing pursuant to this Agreement together with all other amounts Subscriber is investing in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is either less than (A) 5% of the lower of Subscriber's annual income or net worth, or (B) $2,200; or
   ii. both Subscriber's net worth or annual income are more than $107,000 and that the amount Subscriber is investing pursuant to this Agreement together with all other amounts Subscriber is investing in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is less than (A) 10% of the lower of Subscriber's annual income or net worth, and (B) does not exceed $107,000.

(g) Including the amount set forth on the signature page hereto, in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(h) Subscriber is aware that (i) Subscriber must bear the economic risk of investment in the Note for the time specified in the Note, which could be up to five (5) Years, (ii) because the Note has not been registered under the Securities Act, there is currently no public market therefor, (iii) Subscriber may not be able to avail itself of the provisions of Rule 144 of the Securities Act with respect to the Note, and (iv) the Note cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Subscriber understands that the Company is under no obligation, and does not intend, to effect any such registration at any time. Subscriber also understands that sales or transfers of the Note are further restricted by the securities laws of other jurisdictions and the states of the United States.

(i) The Note will not be transferred or disposed of except in accordance with the terms of this Agreement and will not be sold or transferred without registration under the Securities Act, or pursuant to an applicable exemption therefrom.

(j) Subscriber's full legal name, true and correct address of residence, phone number, electronic mail address, United States taxpayer identification number and other contact information are provided herewith.

(k) The execution and delivery of this Agreement, the consummation of the transactions contemplated thereby and the performance of the obligations thereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to Subscriber.

(l) No suit, action, claim, investigation or other proceeding is pending or, to the best of Subscriber's knowledge, is threatened against Subscriber that questions the validity of this Agreement or any action taken or to be taken pursuant to this Agreement.

(m) Subscriber has full power and authority to make the representations referred to in this Agreement, to purchase the Note pursuant to this Agreement and to deliver this Agreement. This Agreement creates valid and binding obligations of Subscriber and is enforceable against Subscriber in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors' rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

(n) Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties made by Subscriber herein. Such representations and warranties are complete and accurate, shall be complete and accurate at the time of closing and may be relied upon by the Company and the Board of Directors. Such representations and warranties shall survive delivery of this Agreement. If in any respect such information shall not be complete and accurate prior to the time of closing, Subscriber shall give immediate notice of such incomplete or inaccurate information to Board of Directors, specifying which representations or warranties are not complete and accurate and the reasons therefor.

(o) Subscriber hereby agrees to indemnify and hold harmless the Company, Board of Directors and each member, principal, manager, director, officer, advisor or employee thereof (each, an "Indemnified Party") from and against any and all loss, damage or liability due to or arising out of any inaccuracy or breach of any representation or warranty of Subscriber or failure of Subscriber to comply with any covenant or agreement set forth herein or in any other document furnished to any Indemnified Party specifically supplementing the information in this subscription booklet by Subscriber in connection with the subscription for the Note. Subscriber shall reimburse each Indemnified Party for its legal and other expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of Subscriber under this paragraph shall survive any closing applicable to Subscriber (or, if this Agreement is terminated pursuant to paragraph 3(b) above, such termination) and shall be in addition to any liability which Subscriber may otherwise have, and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the Indemnified Parties.

(p) Subscriber confirms that Subscriber has been advised to consult with Subscriber's attorney regarding legal matters concerning the Company and to consult with independent tax advisers regarding the tax consequences of investing in the Company. Subscriber acknowledges that he, she or it understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. Subscriber acknowledges and agrees that the Company is providing no warranty or assurance regarding the ultimate availability of any tax benefits to Subscriber by reason of Subscriber's investment in the Company.

(q) Subscriber understands that information relating to Subscriber shall appear on the records of the Company. Subscriber acknowledges and agrees that other Members and Investors may receive such information as permitted by the Bylaws and Buy-Sell Agreement of the Company or as required by applicable laws and may share such information with their advisors.

12. **Covenants of Company**.   Company hereby covenants that it will (a) provide reasonable financial information to Subscriber as required by law; (b) keep true, complete, and accurate books, records, and accounts and not change its accounting methods; (c) preserve the corporate existence and rights of Company; and (d) conduct the same general type of business as is now being carried on in compliance with all applicable statutes, laws, rules, and regulations.

13. **Default and Acceleration; No Waiver**.   The occurrence of any of the following events shall constitute a default by the Company ("Event of Default") under this Note: (a) Company fails to pay any amounts owing pursuant this Note when due and payable; (b) Company shall file a petition seeking adjudication as bankrupt or for reorganization or consent to or fail to oppose any such petition filed against it or shall make a general assignment for the benefit of creditors or shall institute, consent to, or fail to oppose a proceeding against it under any bankruptcy or insolvency law or for the appointment of a trustee or receiver for all or a substantial portion of its property; (c) Company shall be insolvent or bankrupt or there shall be a trustee or receiver appointed for all or a substantial portion of its property or any substantial portion of its property shall be sequestered or sold under judicial process; (d) Company shall be in breach of or default under any representation, warranty, covenant, or commitment contained herein or in any other Loan Document; (e) any representation or warranty made by Company in the Note   shall prove to be untrue or misleading in any material respect, or any statement, certificate or report furnished hereunder or under any of the foregoing documents by or on behalf of Company shall prove to be untrue or misleading in any material respect on the date when the facts set forth and recited therein are stated or certified; or (f) Company suffers an adverse change in its financial condition as reasonably determined by Lender. If an Event of Default shall occur, the entire unpaid principal balance of this Note, plus all accrued interest, fees, and costs, shall become immediately due and payable without notice.   No delay or omission on the part of Subscriber in exercising any right hereunder shall operate as a waiver of such right or of any other remedy under this Note. A waiver on any one occasion shall not be construed as a bar to or waiver of any such right or remedy on a future occasion.

14. **Costs of Collection**.   Parties agrees that if, and as often as, this Note is placed in the hands of an attorney for collection or to defend or enforce any of the party's rights hereunder or under any other Loan Document securing payment of this Note, breaching party will pay to prevailing party, upon demand, prevailing party's attorneys' fees and all court costs (including, without limitation, attorneys' fees and court costs prior to trial, at trial, and on appeal, or in any bankruptcy proceeding) and other expenses incurred in connection therewith.

15. **Governing Law; Severability; Venue**.   This Note shall be governed by the laws of the State of Minnesota, without reference to its conflicts of laws provisions.   In the event that any provision or clause of this Note conflicts with applicable law, such conflict shall not affect other provisions of this Note which can be given effect without the conflicting provision. Company agrees that any action or claim arising out of, or any dispute in connection with, this Note, any rights, remedies, obligations, or duties hereunder, or the performance or enforcement hereof or thereof, shall be brought in the courts of the State of Minnesota in Hennepin County or any federal court sitting therein and consents to the exclusive jurisdiction of such court and to service of process in any such suit being made upon Company by mail at the address set forth below. Company hereby waives any objection that Company may now or hereafter have to the venue of any such suit or any such court or that such suit is brought in an inconvenient court.

16. **Interest Limitation**.  All agreements between Company and Subscriber are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the indebtedness evidenced by this Note or otherwise, shall the amount paid or agreed to be paid to Subscriber for the use, forbearance, loaning, or detention of the indebtedness evidenced by this Note exceed the maximum permissible under applicable law.  If, from any circumstances whatsoever, fulfillment of any provisions hereof or of any other Loan Document at any time given shall exceed the maximum permissible under applicable law, then the obligation to be fulfilled shall automatically be reduced to an amount which complies with applicable law, and if from any circumstances the Subscriber should ever receive as interest an amount which would exceed the highest lawful rate of interest, such amount which would be in excess of such lawful rate of interest shall be applied to the reduction of the principal balance evidenced hereby and not to the payment of interest. This provision shall control every other provision of all agreements between Company and Subscriber and shall also be binding upon and available to any subsequent holder of this Note.

17. **Waivers**.   Company, endorsers, sureties, guarantors, and all other persons liable for all or any part of the indebtedness evidenced by this Note severally waive presentment for payment, protest, notice of nonpayment, and notice of dishonor.   Such parties hereby consent, without affecting their liability, to any extension or alteration of the time or terms of payment hereof, any renewal, any release of any or all of the security given for the payment hereof, any acceptance of additional security of any kind, and any release of, or resort to any party liable for payment hereof.

18. **Withholding.** Board of Directors may be required to withhold a certain portion of the taxable income and gain allocated or distributed to each Subscriber unless Subscriber provides documentation confirming that such Subscriber is not subject to withholding, or is subject to a reduced rate of withholding. If Subscriber is a United States Person, please complete IRS Form W-9 and provide a copy to the Board of Directors. Such Subscriber agrees to notify Board of Directors within 60 days if Subscriber ceases to be a United States Person.

19. **WAIVER OF JURY TRIAL**.   SUBSCRIBER, BY SUBSCRIBER'S ACCEPTANCE HEREOF, AND COMPANY HEREBY VOLUNTARILY, KNOWINGLY, AND INTENTIONALLY WAIVE ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING UNDER THIS NOTE OR CONCERNING THE

INDEBTEDNESS EVIDENCED HEREBY AND/OR ANY MORTGAGE SECURING SUCH INDEBTEDNESS, REGARDLESS OF WHETHER SUCH ACTION OR PROCEEDING CONCERNS ANY CONTRACTUAL OR TORTIOUS OR OTHER CLAIM.  COMPANY ACKNOWLEDGES THAT THIS WAIVER OF JURY TRIAL IS A MATERIAL INDUCEMENT TO SUBSCRIBER IN EXTENDING CREDIT TO COMPANY, THAT SUBSCRIBER WOULD NOT HAVE EXTENDED SUCH CREDIT WITHOUT THIS JURY TRIAL WAIVER, AND THAT COMPANY HAS BEEN REPRESENTED BY AN ATTORNEY OR HAS HAD AN OPPORTUNITY TO CONSULT WITH AN ATTORNEY IN CONNECTION WITH THIS JURY TRIAL WAIVER AND UNDERSTANDS THE LEGAL EFFECT OF THIS WAIVER.

20. **Survival.** Any provisions of this Note that by their nature would survive termination of this Agreement shall survive Termination of this Agreement, including, but not limited to: Sections 1 and 6 through 15.

21. **Assignment.** This Agreement is not transferable or assignable by Subscriber.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

**SIGNATURE PAGE FOR INDIVIDUALS**

Dated: _____
Signature _____

Name (Typed or Printed) _____
Social Security Number  _____
Telephone Number _____
Residence Street Address
Street _____
City, State & Zip Code _____
Mailing Address (Only if different from residence address)
Street _____
City, State & Zip Code_____
Email address  _____

**Principal Subscription Amount ($):  _____**

## SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

Name of Entity (Typed or Printed) _____

Telephone Number _____

Signature of Authorized Person _____

Entity's Tax Identification Number _____

Name & Title (Typed or Printed of Signatory) _____

Contact Person (if different from Signatory)_____

Email address Email address _____

Principal Subscription _____

Amount ($): _____

Entity Subscriber Type of Ownership: _____

The subscribed for units are to be registered in the following form of ownership (check one):

&#9744; Partnership

&#9744; Limited Liability Company

&#9744; Corporation

&#9744; Trust or Estate (Describe, and enclose evidence of authority

&#9744; IRA Trust Account

&#9744; Other (Describe)

[SIGNATURE PAGE TO NOTE]
**ACCEPTANCE**

This Agreement is accepted by SPRINGER COLLECTIONS, INC. on _____.


**SPRINGER COLLECTIONS, INC.**
By: _____
Name: _____
Title: _____


# WIRE INSTRUCTIONS

**Subscriber Information**
Name     _____
Email     _____
Mailing Address_____
City State ZIP  _____
Country _____
Phone     _____

## Wire Instructions for Distributions

Please provide wire instructions for the transfer of any payments due from the Company. These instructions must be provided at account inception. Subscriber may change these wire instructions but may be required to provide an appropriate signature guarantee by a qualified financial institution (note that a signature guarantee is different than a notarized signature).

Bank_____
Location  _____
9-Digit ABA SWIFT  _____
Beneficiary Bank Name:  _____
Beneficiary Bank Account #:  _____
Beneficiary Account Name:  _____
Beneficiary Account #:  _____
For further credit to (if applicable):  _____
Telephone Number of Bank:  _____
Facsimile Number of Bank:  _____
Name of Banking Officer:  _____
Reference:  _____